BARBARA K. CEGAVSKE

Secretary of State

202 North Carson Street

Carson City, Nevada 89701-4201

(775) 684-5708

Website: www.nvsos.gov

Certificate, Amendment or Withdrawal of Designation
NRS 78.1955, 78.1955(6)
Certificate of Designation
☒ Certificate of Amendment to Designation - Before Issuance of Class or Series
Certificate of Amendment to Designation -After Issuance of Class or Series
Certificate of Withdrawal of Certificate of Designation

TYPE OR PRINT · USE DARK INK ONLY · DO NOT HIGHLIGHT

1. Entity information: ,	Name of entity:
ILUSTRATO PICTURES INTERNATIONAL, INC. I
Entity or Nevada Business Identification Number (NVID): E0198062010-9
2. Effective date and time:	For Certificate of Designation or Date: Time: Amendment to Designation Only (Optional): (must not be later than 90 days after the certificate is filed)
3. Class or series of stock: (Certificate of Designation only)	The class or series of stock being designated within this filing:
4. Information for amendment of class or series of stock:	The original class or series of stock being amended within this filing: Class B Preferred Shares
5. Amendment of class or series of stock:	☒ Certificate of Amendment to Designation- Before Issuance of Class or Series As of the date of this certificate no shares of the class or series of stock have been issued.

☐Certificate of Amendment to Designation- After Issuance of Class or Series

The amendment has been approved by the vote of stockholders holding shares in the corporation entitling them to exercise a majority of the voting power, or such greater proportion of the voting power as may be required by the articles of incorporation or the certificate of designation.

6. Resolution: Certificate of Designation and Amendment to Designation only)

By resolution of the board of directors pursuant to a provision in the articles of incorporation this certificate establishes OR amends the following regarding the voting powers, designations, preferences , limitations, restrictions and relative rights of the following class or series of stock.* Amendment of Series B Preferred Shares

7. Withdrawal:

Designation being Date of

Withdrawn: -- Designation:

No shares of the class or series of stock being withdrawn are outstanding.

The resolution of the board of directors authorizing the withdrawal of the certificate of designation establishing the class or series of stock: *

8. Signature: (Required)	x /s/ Nicolas Link	Date:	08/26/2021
Signature of Officer

* Attach additional page(s) if necessary

This form must be accompanied by appropriate fees.

Revised: 1/1/2019

1

CERTIFICATE OF DESIGNATION OF SERIES B CONVERTIBLE PREFERRED STOCK OF

ILUSTRATO PICTURES INTERNATIONAL, INC.

l

llustrato Pictures International, Inc., a Nevada corporation (the "Corporation" or the "Company"), certifies that pursuant to the authority contained in its Articles of Incorporation, as currently in effect, and in accordance with the provisions of Nevada Statutes, the Board of Directors (the "Board") has adopted the following resolution creating a series of Preferred Stock, as designated below.

It is hereby certified that: The name of the corporation is llustrato Pictures International, Inc.

The certificate of incorporation of the Corporation authorizes issuance of 100,000,000 (one hundred million) shares of Preferred Stock with a par value of $0.001 and expressly vests in the Board of Directors of the Corporation the authority provided therein to issue any or all of said shares in one or more series and by resolution or resolutions, the designation, number, full or limited voting powers, or the denial of voting powers, preferences and relative participating, optional, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics of each series to be issued.

The Board of Directors of the Corporation, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series B issue of Convertible Preferred Stock:

RESOLVED, that one hundred million (100,000,000) shares of preferred stock (par value $0.001 per share) are authorized to be issued by this Corporation pursuant to its certificate of incorporation, and that there be and hereby is authorized and created a series of preferred stock, hereby designed as the Series B Convertible Preferred Stock, which shall have the voting powers, designations, preferences and relative participating, optional or other rights, if any, or the qualifications, limitations, or restrictions, set forth in such certificate of incorporation and in addition thereto, those following:

DESIGNATION. One hundred million (100,000,000) shares of the Preferred Stock subject hereof shall be designated Series B Convertible Preferred Stock ("Series B Convertible Preferred Stock"). No other shares of Preferred Stock shall be designated as Series 8 Convertible Preferred Stock.

STATED VALUE. The shares of Series B Convertible Preferred Stock shall have a stated value of

$0.001 per share.

2

DIVIDENDS. The holders of the shares of Series B Convertible Preferred Stock shall be entitled to receive dividends according to the company's dividend policy agreed by the board from time to time.

CONVERSION TERMS. Each share of Series B Convertible Preferred Stock shall, at the option of the holder thereof, at any time and from time to time, be convertible into One Hundred (100) shares of fully paid and non-assessable shares of the Common Stock of the Corporation. The conversion right of the holders of Series B Convertible Preferred Stock shall be exercised by the surrender of the certificates representing shares to be converted to the Corporation or its transfer agent for the Series B Convertible Preferred Stock, accompanied by written notice electing conversion. No additional consideration or any other action need to be taken in order to effectively convert the Series 8 Convertible Preferred Stock to the Common Stock of the Corporation. Immediately prior to the close of business on the date the Corporation receives written notice of conversion, each converting holder of Series B Convertible Preferred Stock shall be deemed to be the holder of record of Common Stock issuable upon conversion of such holder's Series B Convertible Preferred Stock notwithstanding that the share register of the Corporation shall then be closed or that certificates representing such Common Stock shall not then be actually delivered to such person.

NO IMPAIRMENT. The Corporation will not, by amendment of its Certificate of Incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the carrying out all the provisions of this Certificate and in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series B Convertible Preferred Stock against impairment.

RESERVATION OF STOCK ISSUABLE UPON CONVERSION. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Series B Convertible Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Series B Convertible Preferred Stock and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series B Convertible Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

LIQUIDATION RIGHTS. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of the Series B Convertible Preferred Stock shall not be entitled to receive liquidation in preference to the holders of common shares or any other class or series of preferred stock. Rather, the Series B Convertible Preferred Stock shall automatically be converted into Common Stock at the conversion rate hereinabove stated.

3

INVOLUNTARY LIQUIDATION. In the event of involuntary liquidation, the shares of this series shall be entitled to the same amounts as in the event of voluntary liquidation. The Series B Convertible Preferred Stock shall automatically be converted into Common Stock at the conversion rate hereinabove stated.

OTHER RESTRICTIONS. There shall be no conditions or restrictions upon the creation of indebtedness of the Corporation, or any subsidiary or upon the creation of any other series of preferred stock with any other preferences.

VOTING. Except as otherwise expressly provided herein or as required by law, the Holders of shares of Series BConvertible Preferred Stock shall be entitled to vote on any and all matters considered and voted upon by the Corporation's Common Stock. The Holders of the Series B Convertible Preferred Stock shall be entitled to One Hundred (100) votes per share of Series B Convertible Preferred Stock.

EFFECT OF CERTAIN EVENTS

EFFECT OF MERGER, CONSOLIDATION, ETC. At the option of the Holders of the Series B Convertible Preferred Stock, the sale, conveyance or disposition of all or substantially all of the assets of the Company, the effectuation by the Company of a transaction or series of related transactions in which more than 50% of the voting power of the Company is disposed of, or the consolidation, merger or other business combination of the Company with or into any other Person (as defined below) or Persons when the Company is not the survivor shall require such adjustment in the conversion terms of the Series BConvertible Preferred Stock as to maintain the same equity interest in the Common Stock as it would have on conversion prior to such event. "Person" shall mean any individual, corporation, limited liability company, partnership, association, trust or other entity or organization.

REVERSE SPLIT ADJUSTMENT. If the Company shall declare or make any reverse split of its Common Stock, then the Holders of the Series B Convertible Preferred Stock shall be entitled, upon any conversion of the Series B Convertible Preferred Stock after the date of record for determining shareholders entitled to such reverse split, to receive the amount of such Common Stock as is necessary to maintain the Series BConvertible Preferred Stock proportionate equity in the shares of Common Stock as the Series B Convertible Preferred Stock would have had on conversion before such reverse split.

ADJUSTMENT DUE TO DISTRIBUTION. If the Company shall declare or make any distribution of its assets (or rights to acquire its assets) to holders of Common Stock as a dividend, stock repurchase, by way of return of capital or otherwise (including any dividend or distribution to the Company's shareholders in cash or shares (or rights to acquire shares) of capital stock of a subsidiary (i.e., a spin-oft)) (a "Distribution"), then the Holder of the Series B Convertible Preferred Stock shall be entitled, upon any conversion of the Series B Convertible Preferred Stock after the date of record for determining shareholders entitled to such Distribution, to receive the amount of such assets which would have been payable to the Holder with respect to the shares of Common Stock issuable upon such conversion had such Holder been the holder of such shares of Common Stock on the record date for the determination of shareholders entitled to such Distribution.

4

PURCHASE RIGHTS. If, at any time when any Series B Convertible Preferred Stock are issued and outstanding, the Company issues any convertible securities or rights to purchase stock, warrants, securities or other property (the "Purchase Rights") pro rata to the record holders of Common Stock, then the Holder of Series B Convertible Preferred Stock will be entitled to acquire, upon the terms applicable to such Purchase Rights, the aggregate Purchase Rights which such Holder could have acquired if such Holder had held the number of shares of Common Stock acquirable upon complete conversion of the Series B Convertible Preferred Stock (without regard to any limitations on conversion contained herein) immediately before the date on which a record is taken for the grant, issuance or sale of such Purchase Rights or, if no such record is taken, the date as of which the record holders of Common Stock are to be determined for the grant, issue or sale of such Purchase Rights.

NOTICE OF ADJUSTMENTS. Upon the occurrence of each adjustment or readjustment of the Conversion terms as a result of the events described in this Section, the Company, at its expense, shall promptly compute such adjustment or readjustment and prepare and furnish to the Holder a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, upon the written request at any time of the Holder, furnish to such Holder a like certificate setting forth (i) such adjustment or readjustment, (ii) the Conversion terms at the time in effect and {iii) the number of shares of Common Stock and the amount, if any, of other securities or property which at the time would be received upon conversion of the Series B Convertible Preferred Stock.

OTHER PREFERENCES. The shares of the Series B Convertible Preferred Stock shall no other preferences, rights, restrictions, or qualifications, except as otherwise· provided herein or by law or the certificate of incorporation of the Corporation.

AMENDMENTS. The terms and conditions and the rights of the Series B Convertible Preferred Stock shall not be amended except solely by unanimous written vote of all of the then outstanding Series B Convertible Preferred Stock.

CONVERSION, DELIVERY BY ELECTRONIC TRANSFER. In lieu of delivering physical certificates representing the Common Stock issuable upon conversion, provided the Company is participating in the Depository Trust Company {"DTC'') Fast Automated Securities Transfer ("FAST') program, upon request of the Holder, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Common Stock issuable upon conversion to the Holder by crediting the account of Holder's Prime Broker with OTC through its Deposit Withdrawal Agent Commission ("DWAC") system.

FURTHER RESOLVED, that the statements contained in the foregoing resolution creating and designating the said Series B Convertible Preferred Stock and fixing the number, powers, preferences and relative, optional, participating, and other special rights and the qualifications, limitations, restrictions, and other distinguishing characteristics thereof shall, upon the effective date of said series, be deemed to be included in and be a part of thecertificate of incorporation of the Corporation.

Signed on August 26, 2021

By Unanimous Written Consent of the Board of Directors:

/s/ Nicolas Link

Nicolas Link

CEO & Director

5